Legacy Healthcare Properties Trust Inc.
189 South Orange Avenue
South Tower, Suite 1150
Orlando, Florida 32801

April 13, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Jennifer Gowetski

Re:       Legacy Healthcare Properties Trust Inc.
Withdrawal of Registration Statement on Form S-11
(File Number 333-166448)

Dear Ms. Gowetski:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Legacy Healthcare Properties Trust Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-11 (File Number 333-166448), as amended, together with all exhibits thereto (the “Registration Statement”).

The Registrant is requesting the withdrawal of the Registration Statement because the Registrant has decided not to pursue an initial public offering of its securities at this time due to market conditions.  The Registration Statement was not declared effective by the Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement.  The Registrant believes the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.  However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Registrant’s account to be offset against the filing fee for any future registration statement or registration statements of the Registrant or an affiliate.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Please direct any questions regarding the foregoing application for withdrawal to Daniel M. LeBey of Hunton & Williams LLP at (804) 788-7366.

Sincerely,

Legacy Healthcare Properties Trust Inc.

By:	/s/ Thomas J. Hutchison III
Name:	Thomas J. Hutchison III
Title:	Chairman of the Board and Chief Executive Officer